FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure: “EU approval for SOLATENOLTM fungicide”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contact: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contact: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, January 8, 2016

EU approval for SOLATENOLTM fungicide

•	Delivers outstanding control of major European cereal diseases

•	Basis for many new combination products

•	Expected first sales in France for 2016/2017 season

Syngenta announced today that its SDHI fungicide SOLATENOL™ has been approved by the EU authorities. This registration will allow Syngenta to introduce a number of new offers for the European cereal market. First sales of SOLATENOL™ in France are expected for the 2016/2017 season, with a total peak sales potential in Europe of $200 million.

SOLATENOL™ is an SDHI fungicide offering an unrivaled performance against Septoria and rusts - two important diseases in Europe which can significantly impact cereals production. In trials, it has proven to be extremely consistent in providing excellent disease control on all important cereal varieties in a wide range of situations over several years. SOLATENOL™ offers outstanding levels of leaf protection resulting in higher yield and return on investment for the farmer.

Syngenta COO, Jon Parr, said: “SOLATENOL’s approval enables us to introduce new offers to meet the needs of European growers. This registration demonstrates the scale of our new product introductions and underpins Syngenta's global leadership in fungicides. We are delighted that we can bring another winning innovation into the hands of growers.”

SOLATENOL™ is already available to growers in Latin America as ELATUSTM, achieving sales of more than $300 million in its first year in Brazil. In 2015 it also received approval in the USA and Canada.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta

Syngenta – January 8, 2016 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – January 8, 2016 / Page2 of 2

SYNGENTA AG

Date:	January 8, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration